UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294766100

(CUSIP Number)

DAVID ELLIOT LAZAR

C/O CUSTODIAN VENTURES LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

SPENCER FELDMAN, ESQ.

KENNETH A. SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 632,207
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 632,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,159
	8	SHARED VOTING POWER 632,207
	9	SOLE DISPOSITIVE POWER 63,159
	10	SHARED DISPOSITIVE POWER 632,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Equus Total Return, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 700 Louisiana Street, 48th Floor, Houston, Texas 77002.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian Ventures”); and

(ii)	David Elliot Lazar, as the sole member and Chief Executive Officer of Custodian Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The principal business address of each of Custodian Ventures and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c)           The principal business of Custodian Ventures is assisting and providing custodial services to distressed public companies in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of Custodian Ventures.

(d)          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lazar is a citizen of the United States of America and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 632,207 Shares directly beneficially owned by Custodian Ventures is approximately $1,416,144, excluding brokerage commissions.

The Shares purchased by Mr. Lazar personally, were purchased with personal funds in the open market. The aggregate purchase price of the 63,159 Shares directly beneficially owned by Mr. Lazar is approximately $123,160, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 20, 2021, Custodian Ventures issued a press release (the “Press Release”) announcing its ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,518,146 Shares outstanding, which is the total number of Shares outstanding as of May 13, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021.

A.	Custodian Ventures

(a)	As of the date hereof, Custodian Ventures directly beneficially owned 632,207 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 632,207
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 632,207

(c)	The transactions in the Shares by Custodian Ventures during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lazar

(a)	As of the date hereof, Mr. Lazar directly beneficially owned 63,159 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of Custodian Ventures, may be deemed the beneficial owner of the 632,207 Shares owned by Custodian Ventures.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 63,159
2. Shared power to vote or direct vote: 632,207
3. Sole power to dispose or direct the disposition: 63,159
4. Shared power to dispose or direct the disposition: 632,207

(c)	The transactions in the Shares by Mr. Lazar and on behalf of Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 20, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated July 20, 2021.

99.2	Joint Filing Agreement, dated July 20, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CUSTODIAN VENTURES LLC

Purchase of Common Stock	100	2.5000	07/16/2021
Purchase of Common Stock	200	2.5000	07/16/2021
Purchase of Common Stock	800	2.5000	07/16/2021
Purchase of Common Stock	100	2.5000	07/16/2021
Purchase of Common Stock	900	2.5000	07/16/2021
Purchase of Common Stock	1,000	2.5000	07/16/2021
Purchase of Common Stock	180	2.5000	07/16/2021
Purchase of Common Stock	122	2.5000	07/16/2021
Purchase of Common Stock	900	2.5000	07/16/2021
Purchase of Common Stock	44,098	2.5000	07/16/2021
Purchase of Common Stock	400	2.5000	07/16/2021
Purchase of Common Stock	400	2.5000	07/16/2021
Purchase of Common Stock	100	2.4504	07/16/2021
Purchase of Common Stock	200	2.4501	07/16/2021
Purchase of Common Stock	200	2.4502	07/16/2021
Purchase of Common Stock	300	2.4502	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	3,200	2.4000	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	6,500	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	3,200	2.4000	07/16/2021
Purchase of Common Stock	200	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	600	2.4000	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	490	2.4100	07/16/2021
Purchase of Common Stock	200	2.4400	07/16/2021
Purchase of Common Stock	100	2.4000	07/16/2021
Purchase of Common Stock	200	2.4400	07/16/2021
Purchase of Common Stock	4,100	2.4400	07/16/2021
Purchase of Common Stock	100	2.4000	07/16/2021
Purchase of Common Stock	100	2.4000	07/16/2021
Purchase of Common Stock	200	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	36	2.4000	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	64	2.4000	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	2,800	2.4000	07/16/2021
Purchase of Common Stock	400	2.4400	07/16/2021

Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	3,200	2.4000	07/16/2021
Purchase of Common Stock	400	2.4400	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	293	2.4400	07/16/2021
Purchase of Common Stock	3,200	2.4000	07/16/2021
Purchase of Common Stock	100	2.4400	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	1,000	2.3900	07/16/2021
Purchase of Common Stock	100	2.3880	07/16/2021
Purchase of Common Stock	200	2.3900	07/16/2021
Purchase of Common Stock	8	2.3600	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	1,100	2.3580	07/16/2021
Purchase of Common Stock	900	2.4000	07/16/2021
Purchase of Common Stock	100	2.3900	07/16/2021
Purchase of Common Stock	1,100	2.3500	07/16/2021
Purchase of Common Stock	9	2.3300	07/16/2021
Purchase of Common Stock	900	2.4000	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	1,100	2.3500	07/16/2021
Purchase of Common Stock	1,000	2.3900	07/16/2021
Purchase of Common Stock	1,100	2.3500	07/16/2021
Purchase of Common Stock	900	2.4000	07/16/2021
Purchase of Common Stock	1,000	2.3900	07/16/2021
Purchase of Common Stock	1,000	2.3500	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	300	2.3900	07/16/2021
Purchase of Common Stock	300	2.3900	07/16/2021
Purchase of Common Stock	1,000	2.3900	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	1,000	2.3900	07/16/2021
Purchase of Common Stock	700	2.4000	07/16/2021
Purchase of Common Stock	400	2.3900	07/16/2021
Purchase of Common Stock	300	2.3900	07/16/2021
Purchase of Common Stock	1,100	2.3580	07/16/2021
Purchase of Common Stock	200	2.3500	07/16/2021
Purchase of Common Stock	100	2.3500	07/16/2021
Purchase of Common Stock	100	2.3500	07/16/2021
Purchase of Common Stock	22	2.3400	07/16/2021
Purchase of Common Stock	100	2.3500	07/16/2021
Purchase of Common Stock	100	2.3500	07/16/2021
Purchase of Common Stock	53	2.3500	07/16/2021
Purchase of Common Stock	2,500	2.3500	07/16/2021
Purchase of Common Stock	1,000	2.3500	07/16/2021
Purchase of Common Stock	100	2.3300	07/16/2021
Purchase of Common Stock	121	2.3300	07/16/2021
Purchase of Common Stock	200	2.3300	07/16/2021
Purchase of Common Stock	100	2.3000	07/16/2021
Purchase of Common Stock	100	2.3000	07/16/2021

Purchase of Common Stock	100	2.3000	07/16/2021
Purchase of Common Stock	400	2.3000	07/16/2021
Purchase of Common Stock	3,000	2.3000	07/16/2021
Purchase of Common Stock	500	2.3000	07/16/2021
Purchase of Common Stock	100	2.3000	07/16/2021
Purchase of Common Stock	300	2.3000	07/16/2021
Purchase of Common Stock	95,336	2.3000	07/16/2021
Purchase of Common Stock	100	2.3000	07/16/2021
Purchase of Common Stock	4,164	2.2800	07/16/2021
Purchase of Common Stock	100	2.3200	07/16/2021
Purchase of Common Stock	1,150	2.2800	07/16/2021
Purchase of Common Stock	100	2.2300	07/16/2021
Purchase of Common Stock	2,796	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	200	2.2400	07/16/2021
Purchase of Common Stock	300	2.2500	07/16/2021
Purchase of Common Stock	364	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	6,076	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	1,000	2.2500	07/16/2021
Purchase of Common Stock	1,000	2.2500	07/16/2021
Purchase of Common Stock	1,200	2.2300	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	1,000	2.2500	07/16/2021
Purchase of Common Stock	200	2.2500	07/16/2021
Purchase of Common Stock	100	2.2300	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	1,600	2.2500	07/16/2021
Purchase of Common Stock	2	2.2300	07/16/2021
Purchase of Common Stock	200	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	300	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	300	2.2200	07/16/2021
Purchase of Common Stock	840	2.2500	07/16/2021
Purchase of Common Stock	1,000	2.2500	07/16/2021
Purchase of Common Stock	840	2.2500	07/16/2021
Purchase of Common Stock	6,852	2.2000	07/16/2021
Purchase of Common Stock	43	2.2300	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	200	2.2500	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	150,000	2.2400	07/16/2021
Purchase of Common Stock	13	2.2200	07/16/2021
Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	1,000	2.2500	07/16/2021
Purchase of Common Stock	100	2.2300	07/16/2021
Purchase of Common Stock	5,656	2.2500	07/16/2021

Purchase of Common Stock	400	2.2500	07/16/2021
Purchase of Common Stock	676	2.2500	07/16/2021
Purchase of Common Stock	12	2.2200	07/16/2021
Purchase of Common Stock	10,000	2.2399	07/16/2021
Purchase of Common Stock	10,000	2.2390	07/16/2021
Purchase of Common Stock	2,406	2.1999	07/16/2021
Purchase of Common Stock	94	2.1500	07/16/2021
Purchase of Common Stock	6	2.1400	07/16/2021
Purchase of Common Stock	6	2.1400	07/16/2021
Purchase of Common Stock	100	2.1500	07/16/2021
Purchase of Common Stock	200	2.1500	07/16/2021
Purchase of Common Stock	82	2.1500	07/16/2021
Purchase of Common Stock	100	2.1500	07/16/2021
Purchase of Common Stock	6	2.1500	07/16/2021
Purchase of Common Stock	3,000	2.1499	07/16/2021
Purchase of Common Stock	100	2.1900	07/16/2021
Purchase of Common Stock	7	2.1999	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	200	2.1999	07/16/2021
Purchase of Common Stock	100	2.1900	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	100	2.1999	07/16/2021
Purchase of Common Stock	3,600	2.2000	07/16/2021
Purchase of Common Stock	93	2.1999	07/16/2021
Purchase of Common Stock	293	2.1999	07/16/2021
Purchase of Common Stock	7	2.1900	07/16/2021
Purchase of Common Stock	1,600	2.1699	07/16/2021
Purchase of Common Stock	100	2.1699	07/16/2021
Purchase of Common Stock	100	2.1699	07/16/2021
Purchase of Common Stock	100	2.1699	07/16/2021
Purchase of Common Stock	3,000	2.2100	07/16/2021
Purchase of Common Stock	524	2.1782	07/16/2021
Purchase of Common Stock	57	2.2000	07/16/2021
Purchase of Common Stock	2,800	2.2000	07/16/2021
Purchase of Common Stock	14	2.2000	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	400	2.1800	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	1,905	2.1800	07/16/2021
Purchase of Common Stock	100	2.1675	07/16/2021
Purchase of Common Stock	200	2.1700	07/16/2021
Purchase of Common Stock	1,000	2.1700	07/16/2021
Purchase of Common Stock	100	2.1700	07/16/2021
Purchase of Common Stock	100	2.1700	07/16/2021
Purchase of Common Stock	900	2.1700	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	200	2.1700	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021

Purchase of Common Stock	1,100	2.1800	07/16/2021
Purchase of Common Stock	100	2.1750	07/16/2021
Purchase of Common Stock	100	2.1700	07/16/2021
Purchase of Common Stock	100	2.1700	07/16/2021
Purchase of Common Stock	500	2.1800	07/16/2021
Purchase of Common Stock	1,000	2.1780	07/16/2021
Purchase of Common Stock	100	2.1750	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	100	2.1800	07/16/2021
Purchase of Common Stock	14,100	2.1800	07/16/2021
Purchase of Common Stock	3,200	2.1800	07/16/2021
Purchase of Common Stock	800	2.1700	07/16/2021
Purchase of Common Stock	800	2.1800	07/16/2021
Purchase of Common Stock	100	2.1700	07/16/2021
Purchase of Common Stock	25,000	2.1799	07/16/2021
Purchase of Common Stock	10,100	2.1800	07/16/2021
Purchase of Common Stock	1,064	2.1300	07/16/2021
Purchase of Common Stock	500	2.1300	07/16/2021
Purchase of Common Stock	5	2.1400	07/16/2021
Purchase of Common Stock	8	2.1400	07/16/2021
Purchase of Common Stock	600	2.0950	07/16/2021
Purchase of Common Stock	100	2.0950	07/16/2021
Purchase of Common Stock	23	2.1100	07/16/2021
Purchase of Common Stock	200	2.0950	07/16/2021
Purchase of Common Stock	7,400	2.1800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	60	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	40	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	162	2.1000	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021

Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	24,706	2.1000	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	32	2.0900	07/16/2021
Purchase of Common Stock	100	2.0800	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	100	2.0900	07/16/2021
Purchase of Common Stock	5,000	2.0900	07/16/2021
Purchase of Common Stock	27,500	2.1000	07/16/2021
Purchase of Common Stock	2,500	2.0900	07/16/2021
Purchase of Common Stock	352	2.0700	07/16/2021
Purchase of Common Stock	100	2.0600	07/16/2021
Purchase of Common Stock	300	2.0700	07/16/2021
Purchase of Common Stock	11	2.0700	07/16/2021
Purchase of Common Stock	2,167	2.0700	07/16/2021
Purchase of Common Stock	24	2.0700	07/16/2021
Purchase of Common Stock	17,398	2.0600	07/16/2021
Purchase of Common Stock	1,000	2.0500	07/16/2021
Purchase of Common Stock	1,000	2.0400	07/16/2021
Purchase of Common Stock	200	2.0400	07/16/2021
Purchase of Common Stock	139	2.0400	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	200	2.0200	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	300	2.0200	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	300	2.0200	07/16/2021
Purchase of Common Stock	100	2.0200	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	6,497	2.0400	07/16/2021

Purchase of Common Stock	100	2.0300	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	100	2.0300	07/16/2021
Purchase of Common Stock	100	2.0200	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	100	1.9850	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	3	2.0200	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	200	2.0300	07/16/2021
Purchase of Common Stock	23	2.0191	07/16/2021
Purchase of Common Stock	8,377	2.0191	07/16/2021
Purchase of Common Stock	500	1.9795	07/16/2021
Purchase of Common Stock	100	1.9795	07/16/2021
Purchase of Common Stock	100	1.9791	07/16/2021
Purchase of Common Stock	100	1.9791	07/16/2021
Purchase of Common Stock	400	1.9795	07/16/2021
Purchase of Common Stock	400	1.9795	07/16/2021
Purchase of Common Stock	3,500	1.9800	07/16/2021
Purchase of Common Stock	1,300	1.9800	07/16/2021
Purchase of Common Stock	1,300	1.9800	07/16/2021
Purchase of Common Stock	1,300	1.9800	07/16/2021
Purchase of Common Stock	1,300	1.9800	07/16/2021
Purchase of Common Stock	1,300	1.9800	07/16/2021
Purchase of Common Stock	1,000	2.0310	07/16/2021
Purchase of Common Stock	2,000	2.0050	07/16/2021

DAVID ELLIOT LAZAR

Purchase of Common Stock	10,000	2.0000	07/13/2021
Purchase of Common Stock	10,000	1.9900	07/13/2021
Purchase of Common Stock	100	2.0000	07/13/2021
Purchase of Common Stock	970	2.0000	07/13/2021
Purchase of Common Stock	100	2.0000	07/13/2021
Purchase of Common Stock	830	1.9900	07/13/2021
Purchase of Common Stock	300	1.9500	07/13/2021
Purchase of Common Stock	155	1.9500	07/13/2021
Purchase of Common Stock	900	1.9499	07/13/2021
Purchase of Common Stock	1,900	1.9597	07/13/2021
Purchase of Common Stock	100	1.9597	07/13/2021
Purchase of Common Stock	947	1.9499	07/13/2021
Purchase of Common Stock	100	1.9499	07/13/2021
Purchase of Common Stock	653	1.9500	07/13/2021
Purchase of Common Stock	300	1.9600	07/13/2021
Purchase of Common Stock	1,800	1.9500	07/13/2021
Purchase of Common Stock	100	1.9500	07/13/2021
Purchase of Common Stock	100	1.9500	07/13/2021
Purchase of Common Stock	100	1.9500	07/13/2021
Purchase of Common Stock	58	1.9500	07/13/2021
Purchase of Common Stock	1,742	1.9500	07/13/2021
Purchase of Common Stock	100	1.9500	07/13/2021

Purchase of Common Stock	2,000	1.9424	07/13/2021
Purchase of Common Stock	200	1.9350	07/13/2021
Purchase of Common Stock	149	1.9499	07/13/2021
Purchase of Common Stock	51	1.9499	07/13/2021
Purchase of Common Stock	100	1.9499	07/13/2021
Purchase of Common Stock	100	1.9499	07/13/2021
Purchase of Common Stock	1,300	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	700	1.9400	07/13/2021
Purchase of Common Stock	800	1.9400	07/13/2021
Purchase of Common Stock	500	1.9400	07/13/2021
Purchase of Common Stock	900	1.9400	07/13/2021
Purchase of Common Stock	200	1.9400	07/13/2021
Purchase of Common Stock	600	1.9400	07/13/2021
Purchase of Common Stock	300	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	500	1.9400	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	400	1.9500	07/13/2021
Purchase of Common Stock	400	1.9400	07/13/2021
Purchase of Common Stock	200	1.9400	07/13/2021
Purchase of Common Stock	600	1.9400	07/13/2021
Purchase of Common Stock	900	1.9400	07/13/2021
Purchase of Common Stock	200	1.9400	07/13/2021
Purchase of Common Stock	300	1.9400	07/13/2021
Purchase of Common Stock	51	1.9399	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	900	1.9399	07/13/2021
Purchase of Common Stock	100	1.9400	07/13/2021
Purchase of Common Stock	849	1.9400	07/13/2021
Purchase of Common Stock	2,000	1.9400	07/13/2021
Purchase of Common Stock	1,080	1.9200	07/13/2021
Purchase of Common Stock	920	1.9200	07/13/2021
Purchase of Common Stock	804	1.9099	07/13/2021
Purchase of Common Stock	2,000	1.9099	07/13/2021
Purchase of Common Stock	2,000	1.8850	07/13/2021
Purchase of Common Stock	1,800	1.9099	07/13/2021
Purchase of Common Stock	200	1.8850	07/13/2021
Purchase of Common Stock	1,328	1.8600	07/13/2021
Purchase of Common Stock	200	1.9100	07/13/2021
Purchase of Common Stock	151	1.9099	07/13/2021
Purchase of Common Stock	321	1.8600	07/13/2021
Purchase of Common Stock	2,000	1.8600	07/13/2021
Purchase of Common Stock	1,100	1.9099	07/13/2021
Purchase of Common Stock	900	1.9100	07/13/2021
Purchase of Common Stock	1,000	1.9100	07/13/2021